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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                             Commission File Number 1-5706

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: June 30, 2002
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Metromedia International Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

505 Park Avenue, 21st Floor
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Address of Principal Executive Office (Street and Number)

New York, New York 10022
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/  /        will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)


The Form 10-Q for the period ended June 30, 2002 could not be filed within the prescribed time period for the reasons described below.

Timely preparation of the Form 10-Q report has been adversely affected by the effort and time required for the Company to complete its analysis of the US GAAP carrying value of its Teleport TP business and finalize its management discussion and analysis of financial condition and results of operations.

Accordingly, the registrant is unable to file its Form 10-Q in the prescribed time period without unreasonable effort or expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Harold F. (Ernie) Pyle III              212            527-3800
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2002, the registrant expects to report a net loss attributable to common stockholders of $(22.2) million, or $(0.24) per share, on consolidated revenues of $77.2 million. This compares to a net loss attributable to common stockholders of $(26.2) million, or $(0.28) per share, on consolidated revenues of $76.5 million for the quarter ended June 30, 2001. For the six months ended June 30, 2002, the registrant expects to report a net loss attributable to common stockholders of $(43.1) million, or $(0.46) per share, on consolidated revenues of $142.8 million. This compares to a net loss attributable to common stockholders of $(56.3) million, or $(0.60) per share, on consolidated revenues of $161.6 million for the six months ended June 30, 2001.

The 2001 results included goodwill amortization of $4.0 million, or $0.04 per share for the three months ended June 30, 2001 and $8.5 million, or $0.09 per share for the six months ended June 30, 2001, which is excluded in the 2002 financial results due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142. As a result, on a pro forma basis, adjusted to reflect the adoption of SFAS No. 142 effective January 1, 2001, net loss per share would have been $(0.24) and $(0.48) for the three and six months period ended June 30, 2001, respectively.

Further analysis of the registrant's financial results for the three and six month period ended June 30, 2002 will be identified within the registrant's press release which is expected to be made public Thursday AM, August 15th, 2002.

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                       Metromedia International Group, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date       August 14, 2002               By  Harold F. (Ernie) Pyle III
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                                                Senior Vice President, Chief
                                                Financial Officer and
                                                Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).